Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

(unaudited)

	Three Months Ended	Year ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Income before income taxes	$950	$3,470	$3,135	$3,021	$1,272	$1,016
Less: Net income (loss) attributable to non-controlling interests(1)	34	(18)	2	(13)	22	(155)

Pre-tax income attributable to BlackRock, Inc.	916	3,488	3,133	3,034	1,250	1,171
Add: Fixed charges	68	261	236	209	104	102
Distributions of earnings from equity method investees	17	42	30	14	18	28
Less: (Losses) earnings from equity method investees	50	175	23	141	30	(294)

Pre-tax income before fixed charges	$951	$3,616	$3,376	$3,116	$1,342	$1,595

Fixed charges:
Interest expense	$54	$215	$176	$150	$68	$69
Interest expense on uncertain tax positions(2)	3	3	10	8	8	5
Portion of rent representative of interest	11	43	50	51	28	28

Total fixed charges	$68	$261	$236	$209	$104	$102

Ratio of earnings to fixed charges	14.0x	13.9x	14.3x	14.9x	12.9x	15.6x

(1)	Amount includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.